United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale informs on the settlement of the optional acquisition of participating debentures by the Company Rio de Janeiro, November 5, 2025 – Following the Notice to Debenture Holders1 and the Press Release2 disclosed to the market on October 6, 2025, Vale S.A. ("Company" or "Vale") informs that, in accordance with applicable laws and regulations, the settlement of the optional acquisition by the Company of 89,410,390 participating debentures from its 6th issuance ("Debentures")3 was completed today. These debentures, which adhered to the Optional Acquisition Offer, as defined in the Notice to Debenture Holders, represent 23.01% of the total Debentures outstanding. Vale highlights the singularity of this initiative, which marks the only optional acquisition offer since the Debentures were issued in 1997, and represents a significant milestone in the Company's financial liability management. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Mariana Rocha: mariana.rocha@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 1 Available here. 2 Entitled “Vale informs the beginning of an offer for the optional acquisition of the participating debentures by the Company” and available here. 3 Issued under the “Private Deed of the 6th (Sixth) Issuance of Participating Debentures of Vale S.A.”, entered into on June 24, 1997, as amended from time to time Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: November 5, 2025		Director of Investor Relations